APPLESEED

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AppleSeed Capital, Inc.

FINANCIAL STATEMENTS

DECEMBER 31, 2019

Table of Contents

D. BROOKS
& ASSOCIATES CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
AppleSeed Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of AppleSeed Capital, Inc. (the Company) as of December 31, 2019, and the related statements of operations, stockholders' deficit, and cash flows for the period from September 10, 2019 (Inception) to December 31, 2019, and the related notes to the financial statements (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period from September 10, 2019 (Inception) to December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred operating losses, has incurred negative cash flows from operations and has an accumulated deficit. These and other factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan regarding these matters is also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

D. Brooks and Associates CPAs, P.A.

D. Brooks and Associates CPAs, P.A.

We have served as the Company's auditor since 2020.

Palm Beach Gardens, Florida

September 11, 2020

4440 PGA Blvd, Suite 104 ■ Palm Beach Gardens, Florida 33410 ■ Main Office: 561.429.6225 ■ Fax: 561.282.3444

dbrookscpa.com

AppleSeed Capital, Inc.
Balance Sheet
December 31, 2019

ASSETS		
Current assets:		
Cash	$	—
Prepaid expenses		166
Total current assets	$	166
LIABILITIES AND STOCKHOLDER'S DEFICIT		
Current liabilities:		
Due to related parties	$	12,224
Accrued liabilities		2,400
Total current liabilities		14,624
Stockholder's deficit:		
Class A Preferred stock; $.001 par value; 1,000,000 shares authorized; no shares issued and outstanding		—
Class A Common stock; $.001 par value; 1,000,000 shares authorized; no shares issued and outstanding		—
Class B Common stock; $.001 par value; 1,300,000 shares authorized; no shares issued and outstanding		—
Class C Non-voting Common stock; $.001 par value; 255,500 shares authorized; no shares issued and outstanding		—
Accumulated deficit		(14,458)
Total stockholder's deficit		(14,458)
Total liabilities and stockholder's deficit	$	166

See accompanying notes to the financial statements.

AppleSeed Capital, Inc.
Statement of Operations
For the Period from September 10, 2019 (Inception) through December 31, 2019

Revenue	$ -
Operating expenses	
Professional fees	14,323
General and administrative	135
Total operating expenses	14,458
Net loss	$ (14,458)
Weighted average common shares outstanding - basic and diluted **(1)**	11,131,809
Basic and diluted loss per common share	$ -

(1) Adjusted to reflect a nominal common stock issuance and recapitalization that occurred subsequent to December 31, 2019 (see Note 7)

See accompanying notes to the financial statements.

AppleSeed Capital, Inc.
Statement of Stockholder's Deficit
For the Period from September 10, 2019 (Inception) through December 31, 2019

	Class A Preferred Stock		Class A Common Stock		Class B Common Stock		Class C Non-Voting Common Stock		Accumulated	Total Stockholder's
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Deficit	Deficit
Balance, September 10, 2019 (Inception)	-	$ -	-	$ -	-	$ -	-	$ -	$ -	$ -
Net loss	-	-	-	-	-	-	-	-	(14,458)	(14,458)
Balance, December 31, 2019	-	$ -	-	$ -	-	$ -	-	$ -	$ (14,458)	$ (14,458)

See accompanying notes to the financial statements.

AppleSeed Capital, Inc.
Statement of Cash Flows
For the Period from September 10, 2019 (Inception) through December 31, 2019

Cash flows from operating activities	
Net loss	**$ (14,458)**
Adjustments to reconcile net loss to net cash flows used in operating activities	
Changes in operating assets and liabilities:	
Prepaid expenses	**(166)**
Accrued liabilities	**2,400**
Due to related parties	**8,924**
Net cash flows used in operating activities	**(3,300)**
Cash flows from financing activities	
Advances received from related parties	**3,300**
Net cash provided by financing activities	**3,300**
Net change in cash	**-**
Cash, beginning of year	**-**
Cash, end of year	**$ -**
Supplemental disclosure of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying notes to the financial statements.

AppleSeed Capital, Inc.
Notes to the Financial Statements

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

AppleSeed Capital, Inc. (the "Company") was incorporated in the state of Florida, effective September 10, 2019.

The Company is currently in a pre-revenue stage. The Company was organized to acquire controlling interests in multiple U.S. companies that are in various sectors, such as technology, manufacturing, entertainment and healthcare. See Note 7 regarding transactions occurring in fiscal 2020 affecting the Company's corporate structure. Upon the completion of the transactions, the Company became a commonly controlled entity to that of Merging Traffic, Inc. ("MTI"), and whose board of directors are similar to the Company's. MTI is a related entity to the Company.

Impact of COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of the novel coronavirus (COVID-19) as a global pandemic and recommended containment and mitigation measures worldwide. While any potential disruption in the Company's operations is currently expected to be temporary, there is uncertainty around the duration and the total economic impact. Therefore, while the Company expects this matter to negatively impact its business, such events are generally outside of the Company's control and could have a material adverse impact on the Company's business, results of operations, and financial position, and ability to raise capital in future periods.

NOTE 2 – LIQUIDITY AND GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles in the United States of America ("GAAP") applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As reflected in the financial statements, the Company has no cash on hand and an accumulated deficit of $14,458 as of December 31, 2019. For the period from September 10, 2019 (Inception) through December 31, 2019, the Company incurred a net loss of $14,458 and is considered in the pre-revenue stage of operations. All expenses to date have been funded by MTI. These circumstances raise substantial doubt about the Company's ability to continue as a going concern for a period of 12 months from the date of this report. The ability of the Company to continue as a going concern is dependent on the Company's ability to implement its business plan, raise capital, and generate sufficient revenues. There is no guarantee that the Company will be able to raise sufficient capital or generate a level of revenues to sustain its operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The Company's fiscal year-end is December 31st.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Development Stage Company

The Company is a development stage company as defined in ASC 915 *Development Stage Entities*. The Company is devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities. The Company has elected to adopt application of Accounting Standards Update No. 2014-10, *Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements*. Upon adoption, the Company is no longer required to present or disclose inception-to-date information and other disclosure requirements of Topic 915.

Income Taxes

The Company has not recorded federal income tax expense due to the generation of a net operating loss. Deferred income taxes are accounted for using the balance sheet approach, which requires recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the financial reporting basis and the tax basis of assets and liabilities. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized. No deferred tax assets or liabilities were recognized for the period ended December 31, 2019.

The Company identifies and evaluates uncertain tax positions, if any, and recognizes the impact of uncertain tax positions for which there is a less than more-likely-than-not probability of the position being upheld when reviewed by the relevant taxing authority. Such positions are deemed to be unrecognized tax benefits and a corresponding liability is established on the balance sheet. The Company has not recognized a liability for uncertain tax positions. If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company's tax year subject to examination by the Internal Revenue Service is 2019.

Fair Value of Financial Instruments

The estimated fair value of certain financial instruments, including accrued liabilities and amounts due to related parties are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Basic and Diluted Net Loss Per Share

The Company computes basic net loss per share in accordance with FASB ASC 260 *Earnings Per Share*. Basic net loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive.

On July 10, 2020, the Company completed a recapitalization which resulted in the issuance of 3,333,364 shares of Series Seed I Preferred Stock convertible into common stock at a 1-to-1 ratio. These potentially dilutive shares have been excluded from diluted loss per share as the impact would be antidilutive (see Note 7).

Recently Issued Accounting Pronouncements

<u>*Income Taxes:*</u> In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2019-12, *"Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes"* ("ASU 2019-12"), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption

permitted. The Company does not expect the adoption of ASU 2019-12 to have a significant impact on its financial statements and related disclosures.

NOTE 4 – RELATED PARTY TRANSACTIONS

As of December 31, 2019, the Company has not issued debt or equity instruments in exchange for cash or capital. MTI has paid for certain expenses on the Company's behalf since inception through December 31, 2019 totaling $3,301 which is presented on the accompanying balance sheet has due to related parties.

Since inception through December 31, 2019, the Company has incurred legal expenses with a director of the Company and stockholder and director of MTI totaling $8,923 which remain due as of December 31, 2019 and are presented on the accompanying balance sheet has due to related parties.

All amounts due to related parties are expected to be repaid by the Company.

NOTE 5 – INCOME TAXES

For the period from September 10, 2019 (inception) through December 31, 2019, the Company has incurred a book loss of $14,458 related to operating expenses that remain due and have been accrued as liabilities as of December 31, 2019 and would therefore not be deductible for tax purposes. As of December 31, 2019, the Company's deferred tax asset of $3,036 would consist of the temporary differences arising from the accrued liabilities. In assessing the ability to realize the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. A significant piece of objective negative evidence considered in management's evaluation of the realizability of its deferred tax asset was the limited financial history and the Company's ability to generate income from operations. On the basis of this evaluation, management recorded a valuation allowance against the deferred tax asset arising from the accrued liabilities as the ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the period in which these temporary differences become deductible. Therefore, for the period from September 10, 2019 (inception) through December 31, 2019 the Company's income tax provision is zero.

NOTE 6 – CAPITAL STOCK

Authorized and Outstanding Shares

As of December 31, 2019, the Company has 1,000,000 authorized shares of Class A Preferred Stock, 1,000,000 authorized shares of Class A Common Stock, 1,300,000 authorized shares of Class B Common Stock, and 255,500 authorized shares of Class C Non-Voting Common Stock, each with a par value of $0.001 per share.

No class of shares of the Company's capital stock were outstanding as of December 31, 2019.

Class A Preferred Stock

Class A Preferred Stock shares are voting shares and are entitled to a dividend preference and a liquidation preference as set forth in the Articles of Incorporation. Upon the date the cumulative dividend distributions made to the Class A Preferred Stock holders equals the initial purchase price of the Class A Preferred Stock share, the Class A Preferred Stock share shall be automatically converted to a Class A Common Stock share. The combination of Class A Preferred Stock and Class A Common Stock shall at all times constitute 35% of the voting shares of the Company.

Class A Common Stock

Class A Common Stock shares are issued upon the conversion of Class A Preferred Stock shares on a one-for-one exchange ratio and are voting Shares as set forth in the Articles of Incorporation. The combination of Class A Preferred Stock and Class A Common Stock shall at all times constitute 35% of the voting shares of the Company.

Class B Common Stock

Class B Common Stock shares are issued for the consideration as determined by the Board of Directors, are voting shares and shall at all times constitute 65% of the voting shares of the Company.

Class C Non-Voting Common Stock

Class C Non-Voting Common Stock shares are restricted to employees or consultants of the Company and issued by the Board of Directors on such terms and conditions as determined by the Board of Directors.

The Company amended their Articles of Incorporation subsequent to December 31, 2019 (see Note 7).

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 11, 2020, which is the date the financial statements were available to be issued.

Subscription Agreement and Assignment of AppleSeed Securities, LLC

Effective June 19, 2020, the Company entered into a subscription agreement and bill of sale (the "Agreements") with Merging Traffic, Inc. ("MTI").

Under the Agreements, MTI subscribed for the following shares of the Company's capital stock:

Class A Preferred – 333,364 shares

Class B Common Stock – 975,000 shares

Class C Non-Voting Common Stock – 138,181 shares

In exchange for the shares above, MTI agreed to pay the Company $1,322 in cash consideration and assigned all rights, title and interest in AppleSeed Securities, LLC ("Securities"), a wholly-owned subsidiary of MTI prior to the assignment.

The transaction is considered a common-control transaction since there is no change in control over the net assets transferred. As a result, the net assets are derecognized by the transferring entity and recognized by the receiving entity at historical cost. Any difference between the proceeds transferred or received and the carrying amounts of the net assets is recognized in equity in the transferring and receiving entities' separate financial statements and eliminated in consolidation.

As a result of the transaction, the Company recorded $7,950 in due to related parties and a corresponding reduction in paid-in capital. The Company also recorded $1,322 as a stock subscription receivable in conjunction with the transaction. Securities is a pre-revenue company with insignificant operations prior to the execution of the Agreements.

Upon execution of these Agreements, MTI became the sole shareholder of the Company (see disclosure of MTI stock dividend below).

Recapitalization of Capital Stock

Effective July 10, 2020 the Company's shareholder and Board of Directors consented to the recapitalization of the Company's capital stock ("Recapitalization"). At the time of the Recapitalization, the Company had the following capital stock authorized and outstanding, each class with a par value of $0.001 per share:

Class A Preferred Stock – 1,000,000 shares authorized, 333,364 shares outstanding

Class A Common Stock – 1,000,000 shares authorized, no shares outstanding

Class B Common Stock – 1,300,000 shares authorized, 975,000 shares outstanding

Class C Non-Voting Common Stock – 255,500 shares authorized, 138,181 shares outstanding

Effective September 9, 2020, the Company's Articles of Incorporation were amended and restated to:

(i) authorize the issuance of 300,000,000 shares of common stock, $0.0001 par value per share,
(ii) authorize the issuance of 50,000,000 shares of preferred stock, $0.0001 par value per share,
(iii) create two new series of preferred stock designated as Series Seed I Preferred Stock and Series Seed II Preferred Stock ("Designated Preferred Stock") and authorizing a total of 3,333,364 and 5,095,238, of Series Seed I Preferred Stock shares and Series Seed II Preferred Stock shares, respectively.

Effects of the Recapitalization on outstanding capital stock of the Company are as follows:

(i) The 333,364 shares of Class A Preferred Stock were automatically converted into 3,333,364 shares of newly designated Series Seed I Preferred Stock
(ii) The 975,000 shares of Class B Common Stock were automatically converted into 9,750,000 shares of newly designated common stock
(iii) The 138,181 shares of Class C Non-Voting Common Stock were automatically converted into 1,381,809 shares of newly designated common stock
(iv) The Class A Preferred Stock, Class A Common Stock, Class B Common Stock, and Class C Non-Voting Stock were eliminated.

Due to the related party nature of the stock issued in connection with the Agreements, disclosed above, and nominal consideration received by the Company, the issuance of 11,131,809 shares of common stock resulting from the execution of the Agreements and recapitalization has been retrospectively presented in computing net loss per common stock share on the accompanying statements of operations.

Series Seed I and Series Seed II Preferred Stock Rights

<u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales</u> - Upon an liquidation, dissolution or winding up of the Company, or Deemed Liquidation Event, as defined in the Articles of Incorporation, holders of shares of Designated Preferred Stock will receive an amount per share equal to the greater of (a) one times the original issue price for each share of Designated Preferred Stock, plus any dividends declared but unpaid, or (b) such amount per share as would have been payable had all shares of Designated Preferred Stock been converted into common stock immediately prior to such event. Such payments are restricted to sufficiency of funds available, as defined in the Articles of Incorporation.

<u>Voting</u> - Each holder of outstanding shares of Designated Preferred are entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Designated Preferred Stock held by such holder are convertible on the record date of such voting matter.

Should at least 25% of initially issued shares of Designated Preferred Stock remain outstanding, written consent or affirmative vote of the Requisite Holders, holders of at least a majority of the outstanding shares of Designated Preferred Stock voting as a

single class on an as converted basis, (as defined in the Articles of Incorporation) must be obtained in order to (a) alter or change the rights, powers, or privileges of the Preferred Stock, or (b) authorize or create any new class or series of capital stock having rights, powers, or privileges that are senior to any series of Designated Preferred Stock.

Conversion – Each share of Designated Preferred Stock is convertible at the option of the holder, at any time, into shares of common stock equal to the original issue price, currently $0.0001 and $0.21 per share of Series Seed I Preferred Stock and Series II Preferred Stock, respectively, of the Designated Preferred Stock divided by the conversion price. The initial conversion price is equal to the original issue price, and may be subsequently adjusted for certain events such as stock splits or combinations, dividends, distributions, reclassifications, and consolidations.

Upon either (a) the closing of the sale of shares of Common Stock to the public resulting in at least $3 million in gross proceeds to the Company, or (b) by vote and written consent of the Requisite Holders, all outstanding shares of Designated Preferred Stock shall be automatically converted in shares of common stock at the then applicable conversion rate.

Purchase of Blockchain Consortium, Inc.

Effective July 15, 2020, the Company entered into a stock purchase agreement with the stockholders of Blockchain Consortium, Inc. (“Blockchain”), a Florida Corporation, for the purchase of 100% of the outstanding capital stock of Blockchain, in exchange for a $150,000 promissory note. The stockholders of Blockchain are also directors of the Company and became stockholders of the Company on August 1, 2020 with the MTI Stock Dividend (see below).

The promissory note bears interest at 7.00% per annum until maturity. Principal and interest are due and payable in ten consecutive semi-annual installments of $15,523 each, commencing on January 15, 2021 and continuing each January 15 and July 15 until the maturity date of July 15, 2026, when all unpaid principal and interest is due and payable in full.

No significant assets or liabilities were acquired or assumed as a result of the purchase.

MTI Stock Dividend

On August 1, 2020, the MTI stockholders of record received all shares of Series Seed I Preferred Stock and common stock held by MTI. At this time, certain directors of the Company also became common stockholders of the Company.